SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Three year period ending December 31, 2006

FORM U-12(I)-B (THREE-YEAR STATEMENT)

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING
COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES
ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE 71(b)

           1. Name and business address of person filing statement.

See attached Exhibit A.

           2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

Not applicable.

           3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

Xcel Energy Inc. and its subsidiaries, including Xcel Energy Services Inc. (See Exhibits).

           4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                See attached Exhibit B.

                In such capacities, the undersigned may participate in presenting, advocating, or opposing matters before the legislative bodies, regulatory commissions and officials specified in Section 12(i) of PUHCA, but the exact nature of such services or the relative time to be devoted thereto cannot presently be forecast with any degree of precision.

           5.(a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

                See attached Exhibit C (filed confidentially pursuant to Rule 104(b))

                A portion thereof may be attributable to activities within the scope of Section 12 (i). During the calendar years 2004, 2005 and 2006, it is estimated that the undersigned will receive compensation comparable to that in 2003. The exact amount can not presently be forecasted with any degree of precision.

(b)	Basis for compensation if other than salary.

See attached Exhibit C (filed confidentially pursuant to Rule 104(b)).

           6. (TO BE ANSWERED IN SUPPLEMENTARY STATEMENT ONLY. SEE INSTRUCTIONS.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

(a)	Total amount of routine expenses charged to client: $

(b)	Itemized list of all other expenses:

No other expenses

(Signed)

Date: May 10, 2004	/s/ Wayne H. Brunetti Wayne H. Brunetti
Date: May 10, 2004	/s/ Richard C. Kelly Richard C. Kelly
Date: May 10, 2004	/s/ Gary R. Johnson Gary R. Johnson
Date: May 10, 2004	/s/ Benjamin G.S. Fowke, III Benjamin G.S. Fowke III
Date: May 10, 2004	/s/ Teresa S. Madden Teresa S. Madden
Date: May 10, 2004	/s/ Michael C. Connelly Michael C. Connelly
Date: May 10, 2004	/s/ Dave Sparby Dave Sparby
Date: May 10, 2004	/s/ Scott Wilensky Scott Wilensky
Date: May 10, 2004	/s/ James P. Johnson James P. Johnson

Date: May 10, 2004	/s/ Scott Weatherby Scott Weatherby
Date: May 10, 2004	/s/ James Weidner James Weidner
Date: May 10, 2004	/s/ Frank Prager Frank Prager
Date: May 10, 2004	/s/ Olon Plunk Olon Plunk
Date: May 10, 2004	/s/ Richard L. Evans Richard L. Evans
Date: May 10, 2004	/s/ Robert Roy Palmer Robert Roy Palmer
Date: May 10, 2004	/s/ George Tyson II George Tyson II
Date: May 10, 2004	/s/ James Albright James Albright

EXHIBIT A

Names and business addresses of individuals who may act during 2004, 2005 and 2006 in matters included within the exemption provided by paragraph (b) of Rule 71.

Name(s)	Business Address
Wayne H. Brunetti	Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, Minnesota 55402

Richard C. Kelly	Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, Minnesota 55402

Gary R. Johnson	Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, Minnesota 55402

Benjamin G.S. Fowke III	Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, Minnesota 55402

Teresa S. Madden	Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, Minnesota 55402

Michael C. Connelly	Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, Minnesota 55402

Dave Sparby	Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, Minnesota 55402

Scott Wilensky	Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, Minnesota 55402

James P. Johnson	Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, Minnesota 55402

Scott Weatherby	Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, Minnesota 55402

James Weidner	Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, Minnesota 55402

Name(s)	Business Address
Frank Prager	Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, Minnesota 55402

Olon Plunk	Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, Minnesota 55402

Richard L. Evans	Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, Minnesota 55402

Roy Robert Palmer	Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, Minnesota 55402

George Tyson II	Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, Minnesota 55402

James Albright	Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, Minnesota 55402

EXHIBIT B

The following persons are employed by Xcel Energy Services Inc.

Name(s)	Position
Wayne H. Brunetti	Director, Chairman of the Board and Chief Executive Officer of XEI, XES, NSP-M and PSCo; Director and Chairman of the Board of NSP-W and SPS

Richard C. Kelly	President and Chief Operating Officer of XEI; Director, President and Chief Operating Officer of XES, NSP-M and PSCo; Director and Vice President of SPS and NSP-W

Gary R. Johnson	Vice President and General Counsel of XEI; Director, Vice President and General Counsel of XES, NSP-M, NSP-W, PSCo and SPS

Benjamin G.S. Fowke III	Vice President, Chief Financial Officer and Treasurer of XEI, XES, NSP-M, NSP-W, SPS and PSCo

Teresa S. Madden	Vice President and Controller of XEI, XES, NSP-M, NSP-W, SPS and PSCo

Michael C. Connelly	Vice President and Deputy General Counsel

Dave Sparby	Vice President of XES

Scott Wilensky	Managing Director, State Public Affairs

James P. Johnson	Assistant General Counsel

Scott Weatherby	Assistant Controller of XEI

James Weidner	Executive Financial Consultant

Frank Prager	Managing Director, Environmental Policy

Olon Plunk	Vice President, Environmental Services

Richard L. Evans	Manager, State Public Affairs

Roy Robert Palmer	Director, State Public Affairs

George E. Tyson II	Assistant Treasurer of XEI, XES, NSP-M, NSP-W, SPS and PSCo

James Albright	Assistant General Counsel

XEI:	Xcel Energy Inc.
XES:	Xcel Energy Services Inc.
NSP-M:	Northern States Power Company, a Minnesota corporation
NSP-W:	Northern States Power Company, a Wisconsin corporation
PSCo:	Public Service Company of Colorado
SPS:	Southwestern Public Service Company

     In addition to the foregoing positions, the undersigned may be employed in the same position or other positions with other of the companies in the Xcel Energy system.